Exhibit 99.1

Modified “Dutch Auction” Tender Offer: Frequently Asked Questions (“FAQs”)

TIER REIT, Inc. (which is referred to herein as “we,” “us”, “our” or “TIER REIT”) previously disclosed in Current Reports on Form 8-K and Schedule TO-Cs filed with the Securities and Exchange Commission (“SEC”) on July 7 and 17, 2015 that we expected to commence a modified “Dutch Auction” tender offer (the “tender offer”) in conjunction with the listing of our shares of common stock on the New York Stock Exchange (“NYSE”).  We announced on July 23, 2015 that we have been authorized to list our shares of common stock on the NYSE, and trading will commence at 9:30 a.m. EDT under the ticker symbol “TIER.”

The details of the tender offer are included in the offer to purchase, the letter of transmittal, and other related materials that we will distribute to our stockholders and have filed with the SEC. Stockholders are urged to carefully read the offer to purchase, the letter of transmittal, and other related materials in their entirety when received, as they will contain important information, including the terms and conditions of the tender offer. Instructions on obtaining these documents free of charge are set forth below.

Please see “Important Information” later in this document.

For your convenience, the offer to purchase will include, among other important information, a summary term sheet. The summary term sheet will highlight certain material information in the offer to purchase but will not describe all of the details of the tender offer to the extent described elsewhere in the offer to purchase. You should carefully read the offer to purchase, the letter of transmittal, and other related materials in their entirety for a more complete description of the terms and conditions of the tender offer.

Tender Offer

What is a modified “Dutch Auction” tender offer?

A modified “Dutch Auction” tender offer is an auction structure in which tendering stockholders specify, from within a given range, a price at which they are willing to tender all or a portion of their shares. Once all tenders are received, the purchase price for all tendered shares accepted for payment is the lowest price per share from among the specified offer range at which the shares have been tendered that will enable us to purchase the maximum number of shares, subject to the conditions of the tender offer.

Why is TIER REIT implementing a tender offer?

As with any newly listed company, we are likely to experience volatility in our share price in the days and weeks immediately following the listing because it may take some time for an efficient market to develop for our shares as institutional investors begin to evaluate TIER REIT as an investment opportunity. We are implementing the tender offer in order to, among other reasons, provide stockholders an alternative to selling their shares on the open market, with a goal of mitigating some of this anticipated volatility.

The tender offer will provide TIER REIT stockholders with an opportunity to tender their shares to us for cash, as an alternative to selling their shares in the open market - where sales are subject to market volatility - and without incurring most brokers’ fees or commissions.

When will the tender offer be available to stockholders?

The tender offer will commence concurrently with the listing of our shares of common stock on the NYSE on July 23, 2015.

Do stockholders have to tender their shares, in whole or in part?

No. The tender offer will provide TIER REIT stockholders with an opportunity to tender their shares to us for cash, as an alternative to selling their shares in the open market, where sales are subject to market volatility and additional fees. Stockholders may choose instead to sell some or all of their shares in the open market, to buy additional shares in the open market, or to continue holding some or all of their shares indefinitely.

Stockholders are encouraged to discuss the options that will be available for their shares with their financial representatives, custodians, broker/dealers, or other sources of professional financial advice.

How can stockholders tender some or all of their shares?

The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal, and other related materials, which we will distribute to stockholders and have filed with the SEC. The results of the tender offer will be publicly announced promptly after the expiration of the tender offer, and stockholders will be paid promptly thereafter.

What is the maximum number of shares TIER REIT will purchase in the tender offer?

We will purchase up to $50 million in value of our shares and will allow stockholders to tender all or a portion of their shares. In the event that the tender offer is oversubscribed, proration of tendered shares (following “odd lot” priority discussed below) will be calculated promptly after the expiration of the tender offer.

If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?

If you own, beneficially or of record, fewer than 100 shares in the aggregate, you properly tender all of these shares at or below our purchase price, discussed in the question below, we will purchase all of your shares without subjecting them to proration.

At what price will TIER REIT purchase shares in the tender offer?

The tender offer will be structured as a modified “Dutch Auction,” with the minimum price of $19.00 per share and the maximum price of $21.00 per share, in $0.25 increments.

Our purchase price under the tender offer will be the lowest price per share from within this range at which shares have been properly tendered and not withdrawn, which will enable us to purchase the maximum number of shares having an aggregate purchase price not exceeding $50 million.

How was the price range of the tender offer determined?

TIER REIT determined the price range under the tender offer based on consultations among our management, our advisors and our board of directors (the “Board”). Based on such consultations, we arrived at the price range of $19.00 to $21.00 per share, which we believe is a range within which our stockholders might sell their shares to us and within which we can prudently effect repurchases for our benefit and on behalf of our stockholders. We believe that repurchases at any price within this range would result in us repurchasing shares at a price that is below the current net asset value per share. The actual value and trading price of the shares following the listing on the NYSE may be lower or higher than the range at which we are offering to purchase shares.

Has the Board adopted a position on the tender offer?

Although our Board has authorized the tender offer, none of TIER REIT, any member of our Board or management team, the dealer managers for the tender offer, the paying agent for the tender offer, the depositary for the tender offer, the information agent for the tender offer (each as defined in the tender offer documents that will be mailed to stockholders and have been filed with the SEC) or any of their respective affiliates has made, or is making, any recommendation to you as to whether to tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares, how many shares to tender and the price or prices at which you may choose to tender them. You are urged to discuss your decision with your tax advisor, financial advisor and/or broker, dealer, commercial bank, trust company or other nominee.

How long will the tender offer remain open?

The tender offer will be open for a minimum of 20 business days from the commencement of the tender offer but may be extended.  The tender offer will commence on July 23, 2015.  Assuming that commencement date, the tender offer will remain open through 11:59 p.m. EDT on August 19, 2015. No tenders will be accepted after the expiration of the tender offer.

How will stockholders be notified of the tender offer’s commencement?

The tender offer materials, including the offer to purchase, the letter of transmittal, and other related materials, will be distributed to all stockholders and other applicable nominees and have been filed with the SEC. Stockholders are urged to carefully read the offer to purchase, the letter of transmittal, and other related materials in their entirety when they receive them, as they will contain important information, including the terms and conditions of the tender offer.

The offer to purchase includes, among other important information, a summary term sheet, which highlights certain material information in the offer to purchase, including answers to questions stockholders may have about the terms and conditions of the tender offer. You should carefully read the offer to purchase, the letter of transmittal, and other related materials in their entirety for a more complete description of the terms and conditions of the tender offer.

Stockholders may obtain free copies of these materials on the SEC’s website at www.sec.gov or by contacting the information agent for the tender offer, Georgeson Inc., at (800) 457-0759 or by email at TIER@georgeson.com.

In addition, stockholders will be able to obtain free copies of our filings with the SEC from our website at www.tierreit.com/ir.

How do I tender my shares?

If you want to tender all or a portion of your shares, you must do one of the following prior to the expiration date of the tender offer:

•                  Holders whose Shares are Held by Brokers: if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee at the commencement of the offer, or your shares are transferred to such a nominee while the tender offer is open, contact such nominee and have it tender your shares for you;

•                  Registered Holders: if you hold shares in book-entry form as a registered holder in your own name, complete and sign a letter of transmittal (or a manually signed photocopy of the letter of transmittal) according to its instructions, including any required signature guarantees, and deliver it (by regular mail or overnight courier) and any other documents required by the letter of transmittal to the Depositary at the address shown on the letter of transmittal; or

•                  DTC Participants: if you are an institution participating in DTC, tender your shares according to the procedure for book-entry transfer through DTC’s ATOP system.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it likely has an earlier deadline for you to act to instruct it to accept the tender offer on your behalf. We urge you to contact such nominee to find out its deadline.  The complete instructions on how to tender your shares will be included in the offer to purchase, the letter of transmittal and other related materials, which we will distribute to stockholders and file with the SEC.

We recommend that you consult your broker, dealer, commercial bank, trust company or other nominee and/or your financial advisor to determine the status of your account and the best way to tender your shares. If you have any questions related to how that status impacts how you may tender your shares, please contact the information agent for the tender offer, Georgeson Inc., at (800) 457-0759 or by email at TIER@georgeson.com. If you have any questions related to the status of the shares in your book-entry account, or need to confirm the number of shares held in your book-entry account, please call our transfer agent, DST Systems, Inc., at (844) 782-0585 or contact your financial advisor.

Important Information

These FAQs are for informational purposes only and are not an offer to buy or the solicitation of an offer to sell any securities of TIER REIT. The full details of the tender offer, including complete instructions on how to tender shares, are included in the Offer to Purchase, the Letter of Transmittal, and other related materials that we will distribute to our stockholders and have filed with the SEC. Stockholders are urged to carefully read the Offer to Purchase, the Letter of Transmittal, and other related materials, as they contain important information, including the terms and conditions of the tender offer.  Stockholders may obtain free copies of the Offer to Purchase, the Letter of Transmittal, and other related materials that we have filed with the SEC at the SEC’s website at www.sec.gov or by calling Georgeson Inc., the information agent for the Tender Offer, at (800) 457-0759 (toll free) or by email at TIER@georgeson.com. Questions and requests for assistance by retail stockholders may be directed to Georgeson Inc. at (800) 457-0759 (toll free); questions and requests for assistance by institutional stockholders may be directed to J.P. Morgan Securities LLC at (877) 371-5947 (toll free) or Wells Fargo Securities, LLC at (877) 450-7515 (toll free), the dealer managers for the tender offer.  In addition, stockholders may obtain free copies of our filings with the SEC from our website at www.tierreit.com/ir.

Forward Looking Statements

These FAQs contains forward-looking statements relating to the business and financial outlook of TIER REIT that are based on our current expectations, estimates, forecasts and projections and are not guarantees of future performance. These forward-looking statements include discussion and analysis of the financial condition of us and our subsidiaries, including our ability to rent space on favorable terms, our ability to address debt maturities and fund our capital requirements, our intentions to sell certain properties, the value of our assets, our anticipated capital expenditures, the amount and timing of any anticipated future cash distributions to our stockholders, and other matters. Words such as “may,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should,” “objectives,” “strategies,” “goals,” and variations of these words and similar expressions are intended to identify forward-looking statements. Actual results may differ materially from those expressed in these forward-looking statements, and you should not place undue reliance on any such statements. Factors that could cause actual results to vary materially from those expressed in forward-looking statements include changes in real estate conditions and in the capital markets, our ability to complete the tender offer in a timely manner or at all, the price at which shares of our common stock may trade on the NYSE, which may be higher or lower than the purchase price in the tender offer, as well as the risk factors included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Form 10-Q for the fiscal quarter ended March 31, 2015. Forward-looking statements in these FAQs speak only as of the date on which such statements were made and, except as required by law, we undertake no obligation to update any such statements that may become untrue because of subsequent events.